
02020047

Building Shareholder Value *By Coming Home*

PACIFIC CENTURY FINANCIAL CORPORATION
2001 SUMMARY ANNUAL REPORT


Bank of Hawaii

Financial Summary

Pacific Century
Financial Corporation
and Subsidiaries

(dollars in thousands except per share amounts)

FOR THE YEAR ENDED DECEMBER 31	2001	2000
EARNINGS HIGHLIGHTS AND PERFORMANCE RATIOS		
Net Income	$ 117,795	$ 113,661
Basic Earnings Per Share	1.49	1.43
Diluted Earnings Per Share	1.46	1.42
Dividends Paid Per Share	0.72	0.71
Return on Average Assets	0.93%	0.81%
Return on Average Equity	8.76%	9.21%
Net Interest Margin	3.91%	4.08%
Core Efficiency Ratio (a)	69.92%	61.28%
CASH BASIS FINANCIAL DATA (b)		
Net Income	$ 131,137	$ 128,926
Basic Earnings Per Share	1.66	1.62
Diluted Earnings Per Share	1.63	1.62
Return on Average Assets	1.05%	0.93%
Return on Average Equity	11.00%	12.45%
Core Efficiency Ratio (a)	68.02%	59.38%
AS OF DECEMBER 31		
STATEMENT OF CONDITION HIGHLIGHTS AND PERFORMANCE RATIOS		
Total Assets	$10,627,797	$14,013,816
Net Loans	5,493,539	8,988,311
Total Deposits	6,673,596	9,080,581
Total Shareholders' Equity	1,247,012	1,301,356
Book Value Per Common Share	17.03	16.35
Allowance/Loans Outstanding	2.81%	2.67%
Average Equity/Average Assets	10.60%	8.78%
FOR THE QUARTER ENDED DECEMBER 31		
EARNINGS HIGHLIGHTS AND PERFORMANCE RATIOS		
Net Income	$ 26,320	$ 32,586
Basic Earnings Per Share	0.35	0.41
Diluted Earnings Per Share	0.34	0.41
Return on Average Assets	0.90%	0.94%
Return on Average Equity	8.14%	10.24%
Net Interest Margin	3.93%	4.08%
Core Efficiency Ratio (a)	78.13%	60.68%
CASH BASIS FINANCIAL DATA (b)		
Net Income	$ 28,767	$ 36,270
Basic Earnings Per Share	0.38	0.46
Diluted Earnings Per Share	0.37	0.45
Return on Average Assets	0.99%	1.06%
Return on Average Equity	9.50%	13.44%
Core Efficiency Ratio (a)	76.58%	58.86%

(a) Core ratios exclude the effect of restructuring activities and other non-core transactions.
(b) Cash basis information excludes the effect of intangibles such as goodwill, core deposit intangibles and trust intangibles.

COVER: Bank of Hawaii is focusing on its key markets of Hawaii, the West Pacific and American Samoa. We remain committed to meeting the needs and exceeding the expectations of our customers at every client-contact point in our company—from the services provided by our branches, Call Center and client relationship teams to our wide array of innovative electronic banking options.

Bank of Hawaii's governing objective
is to maximize shareholder value over time.

2001 Relative Price Performance


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In 2001, Pacific Century Financial Corporation's share price out-performed the S&P 500 and S&P Banks.

Our second, and equally important, priority will be to improve our operating efficiency by tightly managing our overall expense levels. We will eliminate the overhead previously associated with the businesses we have divested, and we will begin the process of rescaling our technology infrastructure to better fit the company's new, smaller footprint.

Hawaii's economy continues to show improvement from the initial decline in tourism, the state's main industry, following the September 11th attacks. The economic recovery is currently on track for a gradual return to normal visitor levels by mid-2002. Hawaii's overall economic growth rate is anticipated to return to a normal three percent (after inflation) as tourism recovers. While economic uncertainties remain, I believe the prudent steps we have taken with respect to asset quality, along with our strong loan loss reserve, robust capital levels and exceptional liquidity, will be sources of strength for the company in the period ahead.

We have a very strong balance sheet as a result of the large amount of capital that was liberated through our successful divestiture activities. Our allowance for loan losses is among the highest in the industry as a percentage of loans and leases outstanding. While we would prefer to reinvest the liberated capital in our businesses, in the absence of productive redeployment opportunities, we will return excess capital to our shareholders. To date, we have announced three share repurchase programs totaling $570 million. Through December 31, 2001, we had repurchased $195.7 million shares of common stock at an average per-share price of $23.57. At January 25, 2002 our remaining authority allowed for repurchases of $374.3 million in common stock. We will continue to monitor market conditions and thoughtfully review our options with the objective of rewarding our long-term investors.

For the full year 2001, Pacific Century reported $117.8 million in net income, a four percent increase from the $113.7 million reported in 2000. Fully diluted earnings per share increased to $1.46 from $1.42. Our return on equity was 8.76 percent in 2001 and 9.21 percent in 2000.

Our goal is to consistently be within the top quartile of our peer group in generating total shareholder returns and to double the value of our company every four years.

This is a high bar, but I believe we can clear it. It will take a lot of hard work and the continuing dedication and support of our staff members. One of the most effective ways I know to link employees' daily performance to the long-term success of the organization is to help them think and act like owners of the company. Last April, for the first time in our 104-year history, we granted a minimum of 100 shares of restricted common stock to all active employees. As a result, a broader base of our staff members now have a direct personal stake in the financial rewards that can come from improved performance.

In addition to these changes, we will seek approval from you, our shareholders, at the annual meeting in April, to change the name of our parent company to Bank of Hawaii Corporation, consistent with our renewed emphasis on our core market.

Several Managing Committee changes have occurred over the past year. Last June, we hired Dave Thomas as Vice Chairman of the Retail Banking Group. Last December, Gretchen Mohen joined us as Vice Chair of Technology and Operations, replacing Vice Chair Mary Carryer. In 2002, we bid farewell to Richard Dahl, who served as President and Chief Operating Officer for the past seven years, after having been Chief Financial Officer since 1987. Richard did outstanding work in overseeing our divestiture program and was instrumental in its success.

With respect to our Board, last October we welcomed Donna Tanoue, former Chairman of the Federal Deposit Insurance Corporation (FDIC). Fred Trotter and Stuart Ho retired from the Board last year, and Stanley Takahashi will be retiring from the Board this year, upon reaching the mandatory retirement age of 70.

We extend our sincere appreciation to our outgoing executives and Board members for their many years of dedicated service, and we look forward to working with our new executives and Board member in the years to come.

We remain steadfastly committed to our governing objective of building shareholder value over time. Thank you for your continued support as we move forward in becoming a stronger, more shareholder-focused organization.

Sincerely,



Michael E. O'Neill
Chairman of the Board
and Chief Executive Officer



We hold firm to our governing objective of maximizing shareholder value over time. We remain committed to providing the highest quality client-focused service, growing our businesses through teamwork, and continuing to invest in the communities we serve.



Lori Hiramatsu, vice president and Waiakamilo district manager, provides the kind of personalized attention and service that customers like Mike and Sylvia Kop of Honolulu have come to expect from Bank of Hawaii.

Focus on Customer Relationships

Bank of Hawaii is coming home to Hawaii, the West Pacific and American Samoa. We are aggressively focused on improving our ability to generate revenue in these markets where we have a competitive advantage and growing our businesses by putting our customers at the center of everything we do.

Our company has a more than 100-year tradition of superior customer service. In 1998, we embarked on a redesign program to eliminate the "bloat" that had accumulated over the years. Unfortunately, that process had an unintended consequence: We began to lose touch with our customers. We are determined to not let that happen again. Our priority in 2002 is to make exceptional customer service a key differentiating factor. We are committed to doing all we can to better meet our customers' needs and exceed their expectations.

Delivering the highest quality service means knowing what customers want. Early last year, Bank of Hawaii launched an advertising campaign inviting customers and employees to tell Chairman and CEO Mike O'Neill what they thought about the company. The goal of the "Tell Mike" campaign was to communicate a simple message: "Bank of Hawaii cares about its customers and listens to them."

Over an initial three-month period, we received more than 4,500 responses via mail, email, suggestion boxes and the company's website and Intranet. Mr. O'Neill, assisted by a multidisciplinary team of staff members, responded to the questions, comments, suggestions and compliments received. The majority of concerns were related to customer service, including branch staffing, and fees and rates.

A number of improvements to enhance customer service in these and other areas have been implemented. For example, we increased branch staffing levels and stepped up training to meet more rigorous service standards. We introduced a variety of new accounts to better meet clients' needs, including children's and bonus rate savings accounts, and checking accounts for college students and senior citizens. We also lowered or eliminated some fees and reduced the minimum balance requirements on some accounts. We continue to utilize "Tell Mike" as a means to receive and respond to customer concerns.

We recognize that it takes more than a successful ad campaign to increase customer satisfaction. The tough work is to act on what we have heard from our customers and continue to improve our products, services and processes in order to deliver the level of unparalleled service that they expect and deserve.



Focus on Teamwork



Customers have multiple financial needs at every stage of their life. Our three major business groups — Retail Banking, Commercial Banking and Financial Services — will continue to work together to identify and meet the full range of their financial needs.

Scott Fujii, vice president and business banking manager, West Oahu Region (left), and Cheryl Minaai, vice president and team leader, Private Client Services-Pearlridge, review a range of business and private banking services with client Sidney Quintal, president and owner of SUN Industries, Inc. Headquartered in Honolulu, the company offers one of the widest arrays of roadway, personal and industrial safety solutions as well as signage and building support systems in the state.

Our "Team Up To Win" internal promotion is one example of how we are encouraging teamwork across business lines and further standardizing the process of identifying and fulfilling customers' needs.

Another example is our Platform Program, a joint effort between Pacific Century Investment Services, Inc. (PCIS)[1] and the Hawaii Branch Division. Financial Services Representatives provide clients with both investment options and traditional banking services through our branches. Last year, the program represented the highest sales growth area for PCIS.

Our three business groups are also focused on strengthening their areas of operation.

Retail Banking In 2001, we formed the Retail Banking Group, and developed a strategy to improve and increase the number of services provided to consumers and small businesses. Thirteen major initiatives are being implemented, including:

- Implementing a consistent sales/service culture across all businesses — supported by a disciplined management process — to better understand and meet customer needs.
- Improving technology and operational efficiency to further streamline processes, improve service levels and reduce expenses.
- Energizing business banking to better meet the needs of smaller businesses. We established a business banking unit under the leadership of a seasoned executive, and launched the Bankoh Business School, a rigorous training program for business banking relationship officers.
- Building consumer lending expertise to better meet customers' credit needs. We placed all consumer lending services under the focused leadership of one executive.
- Improving residential real estate lending operations — its offerings, processes, and secondary marketing. We continue to dominate this segment of Hawaii's mortgage banking industry, funding nearly $2.3 billion in residential mortgage loans in 2001.

Commercial Banking Our Commercial Banking relationship officers service a majority of mid-sized companies and large corporations in Hawaii — offering innovative solutions and one of the broadest arrays of quality financial services in the state. For example, in addition to commercial loans and checking and savings accounts, we provide innovative cash management tools (including the 24/7 online services of Bankoh Business Connections), leasing options, and commercial real estate loans. Our Japan Marketing group specializes in serving the financial needs of Japanese companies and individuals doing business in Hawaii.

As part of our efforts to continually improve service, we are centralizing certain commercial banking service and support activities to ensure even faster, more responsive service. We will continue to put our customers at the center of everything we do.

Financial Services Our Financial Services Group offers a full range of services for the affluent market, including private banking, trust, financial planning, tax, real estate, retirement plan services, employee benefits, asset management, securities brokerage, and insurance services. The group will continue to build upon its customer-focused, holistic approach to serving clients.

The group's Asset Management Division is the largest asset manager in Hawaii. Along with providing traditional services to institutional and affluent clients, the division serves as the investment adviser to the Pacific Capital Funds, a strong-performing, diverse family of 15 mutual funds. Last year, *Barron's* ranked this division among the best fund advisers in the country.[2] We will continue to capitalize on the division's successful performance.

West Pacific and American Samoa Our focus on teamwork extends to our West Pacific and American Samoa markets. Last year, during our 40th anniversary in Guam, we introduced investment services for individual and institutional investors through Pacific Century Investment Services, Inc. In American Samoa, we introduced our highly acclaimed online banking service, e-Bankoh, to consumers and businesses, making it the first Internet banking service offered in that market.

1 **Pacific Century Investment Services, Inc.** is a subsidiary of Bank of Hawaii, registered broker-dealer and member NASD/SIPC. Securities offered and sold by Pacific Century Investment Services are: **Not FDIC-insured; may lose value; no bank guarantee.**

2 Source: Weekly Dow Jones investment publication, *Barron's*, February 5, 2001. The Pacific Capital Funds are managed by the Asset Management Group of Bank of Hawaii, which receives fees for such services. BISYS Fund Services is the distributor for the Pacific Capital Funds. Aquila Group is the distributor for the Pacific Capital Money Market Funds.



Focus on Community

Giving

Bank of Hawaii has been a part of the Hawaii community since 1897, and is the largest locally headquartered financial institution in the state. Now more than ever, we are committed to continuing our longstanding tradition of supporting the organizations that provide care and assistance to the people in the communities we serve.



In 2001, we released our first published annual giving report, highlighting our reinvestment, philanthropy and corporate-giving efforts.

Gregory Field, Executive Director, Waimanalo Community Development Corporation (WCDC), visits with Waimanalo Homes residents Robert and Juanita Spencer and two of their five children. The Spencers are one of nine families who were recently able to purchase their home from the State of Hawaii's public housing authority as a result of a unique partnership between Bank of Hawaii, WCDC, and other non-profit and government agencies. The families were able to save for their homes through an innovative savings account program, pioneered by the bank and WCDC, that matches participants' savings. Bank of Hawaii's Mortgage Banking Division arranged financing, and the bank also sponsored a grant providing each family with $10,340 for down-payment and closing costs.

A cornerstone of our giving program is the $5 million Bank of Hawaii 2nd Century Scholars Program. Launched in 1997 to commemorate our 100th anniversary, this initiative is making it possible for nearly 100 students from low- and moderate-income families to attend and graduate from accredited four-year colleges. The scholars, who entered the program as high school sophomores, started their freshman year in college last fall.

As a nation, community support was never more tested than it was on September 11, 2001. Locally, Bank of Hawaii was a lead sponsor of the program to provide a mechanism to receive donations to the September 11th Fund. Banks statewide collected more than 6,400 donations totaling more than $900,000. The bank itself contributed a $25,000 grant to the fund. Ninety percent of the donations supported the New York Community Trust and United Way of New York City. The remaining 10 percent are being used to help local families directly affected by the tragedy.

Last year, we also supported a number of community development initiatives. Among them, we sponsored a $30,000 grant from the Federal Home Loan Bank and provided an additional $15,000 to Lokahi Pacific, a non-profit community lending institution, to develop a small business incubator in Waikuku, Maui. We also invested $500,000 with Access Capital Strategies, a mutual fund that invests in securities, backed by community development loans, to support community development efforts in Guam, Saipan and American Samoa.

In 2001, Bank of Hawaii was the lead sponsor of the first annual summit of the Council for Native Hawaiian Advancement. The group was formed to promote the advancement of native Hawaiians through informational initiatives and community discussion of such issues as the management of native trusts, foundations and service agencies.

Bank of Hawaii continues to seek new and innovative ways to support community initiatives. In 2002, we will support the formation of a statewide homeownership center, a one-stop shop for first-time homebuyers, and the development and delivery of an economic literacy program to provide basic banking and credit education.


Japan
(Map shown not to scale.)
Commonwealth of Northern Marianas Islands (CNMI)
HAWAII
Guam
Republic of Palau
PACIFIC OCEAN
Kauai
Niihau
Oahu
Molokai
American Samoa
Maui
Lanai
Hawaii
Kahoolawe
HAWAII

Pacific Century Financial Corporation Locations *(as of December 31, 2001)*

BANK OF HAWAII BRANCHES & ATMs

	Branches & In-Store Branches*	ATMs
HAWAII		
Island of Oahu	**43**	**359**
Island of Hawaii	**13**	**53**
Island of Maui	**12**	**42**
Island of Kauai	**6**	**33**
Island of Lanai	**1**	**1**
Island of Molokai	**1**	**1**
AMERICAN SAMOA		
American Samoa	**3**	**5**
WEST PACIFIC		
Commonwealth of Northern Marianas Islands/ Saipan	**2**	**7**
Guam		
– Bank of Hawaii	**3**	**6**
– First Savings and Loan Association	**6**	**27**
Republic of Palau	**1**	**2**
TOTAL	**91**	**536**

* Does not include Japan representative office.

* Does not include the Federated States of Micronesia and the Republic of the Marshall Islands, which the company plans to divest in 2002.

FACTS ABOUT HAWAII

ECONOMY

- Businesses: 95% percent have fewer than 50 employees; 58% percent have fewer than five.[1]
- Job count by industry: service (33%); government (21%); retail (21%); manufacturing (3%).[1]
- Main industries (Gross State Product): visitor (25%), government, including defense (21.8%).[2]
- Fastest growing industries: information technology (2.7%) and agriculture, which includes biotechnology (1.2%).[2]
- Military: Headquarters for U.S. Pacific Command.
- Telecommunications: 100% digital telephone switching; more fiber optic cable per mile, per capita, than any other state.[1]
- Post-Secondary Education: University of Hawaii and three independent, private universities.

PEOPLE

- Most racially diverse state in the U.S. Major ethnic groups: Hawaiian/Part Hawaiian, Caucasian, Japanese, Filipino, and Chinese.[1]
- Resident population: 1,211,537 [3]

MAJOR ISLANDS (east to west) [4]

- Hawaii, the Big Island, has active volcanoes (Mauna Loa and Mauna Kea), rainforests and deserts. Also the home of Kona coffee.
- Maui has the world's largest dormant volcano (Haleakala), and two world-class visitor destinations (Kaanapali and Wailea).
- Kahoolawe is uninhabited; was once used for target training by the U.S. Navy and Airforce.
- Lanai, once the single largest pineapple plantation in the world, is now home to exclusive resorts.
- Molokai's Kalaupapa, the Hansen's disease settlement, is now a National Historical Park.
- Oahu, the most populous island, is home to the state's capital, Honolulu; Pearl Harbor; and Waikiki Beach.
- Kauai is the oldest, most lush of the islands. It is the site of the Pacific Missile Range.
- Niihau is privately owned and has approximately 200 inhabitants who are mostly of Hawaiian ancestry.

SOURCES

[1] http://www.state.hi.us/dbedt/facts/statefact.html
[2] Economic data: Bank of Hawaii
[3] Population data: 2000 U.S. Census
[4] http://www.gohawaii.com

Report of Independent Auditors

Shareholders and Board of Directors
PACIFIC CENTURY FINANCIAL CORPORATION

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated statements of condition of Pacific Century Financial Corporation at December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001 appearing in the Company's Annual Report on Form 10-K, but not presented separately herein. In our report dated January 28, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst + Young LLP

Honolulu, Hawaii
January 28, 2002

Consolidated Statements of Income

Pacific Century Financial Corporation and Subsidiaries

(dollars in thousands except per share amounts)

YEAR ENDED DECEMBER 31	2001	2000	1999
INTEREST INCOME			
Interest and Fees on Loans and Leases	$ 619,447	$ 795,028	$ 746,089
Income on Investment Securities - Held to Maturity	33,521	48,013	53,625
Income on Investment Securities - Available for Sale	137,320	166,266	168,349
Deposits	27,596	15,685	24,960
Funds Sold and Security Resale Agreements	5,034	2,689	5,078
Other	5,344	4,742	5,278
Total Interest Income	828,262	1,032,423	1,003,379
INTEREST EXPENSE			
Deposits	217,305	286,046	261,184
Security Repurchase Agreements	77,764	104,536	92,175
Funds Purchased	10,099	32,636	41,677
Short-Term Borrowings	9,562	19,002	12,414
Long-Term Debt	53,854	59,053	44,326
Total Interest Expense	368,584	501,273	451,776
Net Interest Income	459,678	531,150	551,603
Provision for Loan and Lease Losses	74,339	142,853	60,915
Net Interest Income After Provision for Loan and Lease Losses	385,339	388,297	490,688
NON-INTEREST INCOME			
Trust and Asset Management	59,924	66,077	60,700
Mortgage Banking	20,133	10,996	8,949
Service Charges on Deposit Accounts	38,467	40,062	34,267
Fees, Exchange, and Other Service Charges	78,787	99,519	99,823
Gain on Sale of Banking Operations and Venture Investments Loss	173,426	—	—
Gain on Settlement of Pension Obligation	—	11,900	—
Investment Securities Gains (Losses)	32,982	(1,101)	13,903
Other Operating Income	48,900	57,459	67,873
Total Non-Interest Income	452,619	284,912	285,515
NON-INTEREST EXPENSE			
Salaries	191,473	184,413	198,743
Pensions and Other Employee Benefits	52,235	48,042	55,343
Net Occupancy Expense	46,344	48,798	47,893
Net Equipment Expense	53,395	50,620	48,674
Goodwill and Other Intangibles Amortization	13,342	15,265	16,229
Restructuring and Other Related Costs	104,794	—	22,478
Minority Interest	383	387	485
Other Operating Expense	136,033	145,694	160,672
Total Non-Interest Expense	597,999	493,219	550,517
Income Before Income Taxes	239,959	179,990	225,686
Provision for Income Taxes	122,164	66,329	92,729
Net Income	$ 117,795	$ 113,661	$ 132,957
Basic Earnings Per Share	$1.49	$1.43	$1.66
Diluted Earnings Per Share	$1.46	$1.42	$1.64
Dividends Declared Per Share	$0.72	$0.71	$0.68
Basic Weighted Average Shares	78,977,011	79,551,296	80,298,725
Diluted Weighted Average Shares	80,577,763	79,813,443	81,044,558

(dollars in thousands)

Consolidated Statements of Condition

Pacific Century Financial Corporation and Subsidiaries

DECEMBER 31	2001	2000
ASSETS		
Interest-Bearing Deposits	$ 1,101,974	$ 189,301
Investment Securities - Held to Maturity (market value of $407,838 in 2001 and $589,079 in 2000)	396,216	583,587
Investment Securities - Available for Sale	2,001,420	2,509,359
Securities Purchased Under Agreements to Resell	–	3,969
Funds Sold	115,000	134,644
Loans Held for Sale	456,709	179,229
Loans	5,652,518	9,234,558
Allowance for Loan and Lease Losses	(158,979)	(246,247)
Net Loans	5,493,539	8,988,311
Total Earning Assets	9,564,858	12,588,400
Cash and Non-Interest Bearing Deposits	405,981	523,968
Premises and Equipment	196,171	254,621
Customers' Acceptance Liability	593	14,690
Accrued Interest Receivable	42,687	68,585
Foreclosed Assets	17,174	4,526
Mortgage Service Rights	27,291	16,195
Goodwill and Other Intangibles	36,216	176,070
Other Assets	336,826	366,761
TOTAL ASSETS	$ 10,627,797	$ 14,013,816
LIABILITIES		
Domestic Deposits		
Demand - Non-Interest Bearing	$ 1,548,322	$ 1,707,724
- Interest Bearing	1,926,018	2,008,730
Savings	967,825	665,239
Time	1,927,778	2,836,083
Foreign Deposits		
Demand - Non-Interest Bearing	2	385,366
Time Due to Banks	230,247	535,126
Other Savings and Time	73,404	942,313
Total Deposits	6,673,596	9,080,581
Securities Sold Under Agreements to Repurchase	1,643,444	1,655,173
Funds Purchased	55,800	413,241
Short-Term Borrowings	134,222	211,481
Bank's Acceptances Outstanding	593	14,690
Retirement Expense Payable	36,175	37,931
Accrued Interest Payable	29,762	72,460
Taxes Payable	138,366	130,760
Minority Interest	—	4,536
Other Liabilities	98,422	94,450
Long-Term Debt	570,405	997,157
Total Liabilities	9,380,765	12,712,460
SHAREHOLDERS' EQUITY		
Common Stock ($0.01 par value), authorized 500,000,000 shares; issued/outstanding: 2001 - 81,377,241/73,218,326; 2000 - 80,558,811/79,612,178	806	806
Capital Surplus	367,672	346,045
Accumulated Other Comprehensive Income	22,761	(25,079)
Retained Earnings	1,055,424	996,791
Deferred Stock Grants	(7,637)	—
Treasury Stock, at cost (8,136,134 shares in 2001 and 946,633 shares in 2000)	(192,014)	(17,207)
Total Shareholders' Equity	1,247,012	1,301,356
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 10,627,797	$ 14,013,816

Pacific Century Financial Corporation/ Bank of Hawaii
Managing Committee

MICHAEL E. O'NEILL
Chairman of the Board and Chief Executive Officer

*RICHARD J. DAHL
President

NEAL C. HOCKLANDER
Vice Chairman, Human Resources

JOSEPH T. KIEFER
Group Executive Vice President General Counsel

ALTON T. KUIOKA
Vice Chairman, Commercial Banking

ALLAN R. LANDON
Vice Chairman, Treasurer and Chief Financial Officer

WALTER J. LASKEY
Vice Chairman, Financial Services

LORI L. MCCARNEY
Group Executive Vice President Marketing, Consumer Lending and Mortgage Banking

SCOTT E. MILLER
Group Executive Vice President, Hawaii Commercial Group

GRETCHEN M. MOHEN
Vice Chair, Technology and Operations

WILLIAM C. NELSON
Vice Chairman and Chief Risk Officer

DAVID W. THOMAS
Vice Chairman, Retail Banking

* Mr. Dahl will be leaving the company on March 31, 2002

Pacific Century Financial Corporation
Board of Directors

PETER D. BALDWIN
President, Baldwin Pacific Corporation

MARY G. F. BITTERMAN
President and Chief Executive Officer, The James Irvine Foundation

*RICHARD J. DAHL
President, Pacific Century Financial Corporation and Bank of Hawaii

DAVID A. HEENAN
Trustee, The Estate of James Campbell

ROBERT A. HURET
General Partner, FTVentures

MICHAEL E. O'NEILL
Chairman and Chief Executive Officer, Pacific Century Financial Corporation and Bank of Hawaii

MARTIN A. STEIN
President, Sonoma Mountain Ventures, LLC

**STANLEY S. TAKAHASHI
Executive Vice President and Chief Operating Officer, Kyo-ya Company, Ltd.

DONALD M. TAKAKI
President, Island Movers, Inc.

Bank of Hawaii
Board of Directors

S. HAUNANI APOLIONA
Trustee, Office of Hawaiian Affairs

PETER D. BALDWIN
President, Baldwin Pacific Corporation

MARY G. F. BITTERMAN
President and Chief Executive Officer The James Irvine Foundation

EDUARDO A. CALVO
Attorney at Law, Calvo & Clark

MICHAEL J. CHUN
President and Headmaster Kamehameha Schools

CLINTON R. CHURCHILL
Trustee, The Estate of James Campbell

*RICHARD J. DAHL
President, Pacific Century Financial Corporation and Bank of Hawaii

DAVID A. HEENAN
Trustee, The Estate of James Campbell

ROBERT A. HURET
General Partner, FTVentures

ALTON T. KUIOKA
Vice Chairman, Pacific Century Financial Corporation and Bank of Hawaii

MICHAEL E. O'NEILL
Chairman and Chief Executive Officer, Pacific Century Financial Corporation and Bank of Hawaii

MARTIN A. STEIN
President, Sonoma Mountain Ventures, LLC

**STANLEY S. TAKAHASHI
Executive Vice President and Chief Operating Officer, Kyo-ya Company, Ltd.

DONALD M. TAKAKI
President, Island Movers, Inc.

BARBARA J. TANABE
Principal, Ho'okea

DONNA A. TANOUE
Member, Donna Tanoue, LLC

ROBERT WO, JR.
President, C.S. Wo & Sons, Inc.

** Mr. Takahashi has reached the mandatory retirement age of 70 and will retire from the Boards effective April 26, 2002.

Shareholder Information

CORPORATE HEADQUARTERS
Pacific Century Financial Corporation
Financial Plaza of the Pacific
130 Merchant Street
Honolulu, Hawaii 96813

ANNUAL MEETING
The annual meeting of shareholders will be held on Friday, April 26, 2002 at 8:30 a.m. at the Bank of Hawaii Main Office, 6th Flr., 111 South King Street, Honolulu, Hawaii.

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer & Trust Company
17 Battery Place, New York, NY 10004

COMMON STOCK LISTING
NYSE: BOH
The common stock of Pacific Century Financial Corporation is traded on the New York Stock Exchange under the ticker symbol BOH and is quoted daily in leading financial publications as "PacCentury" or "PacCenFnl."

DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN (DRP)

Pacific Century Financial Corporation's Dividend Reinvestment and Stock Purchase Plan (DRP) allows existing shareholders to purchase common shares of the company's stock by either reinvesting their stock dividends or by optional cash payments.

- Individuals must possess at least one share of the company's stock to participate in the DRP.
- Shares are purchased on the 10th business day of each month based on the average of five trading days ending on the day of purchase.
- Minimum payment for purchase of shares is $25 and the maximum is $5,000 per calendar quarter.
- There are no fees for purchasing shares or for the safekeeping of stock certificates. Fees are assessed on the sale of shares in the DRP.

Detailed information about Pacific Century's DRP can be found online at boh.com or by calling Continental Stock Transfer & Trust Company at 1-800-509-5586.

INQUIRIES
Shareholders with questions about stock transfer services, share holdings or dividend reinvestment may contact Continental Stock Transfer & Trust Company at 1-800-509-5586 between 8:30 a.m. and 5:30 p.m. Eastern Standard Time.

INVESTORS AND ANALYSTS
SEEKING FINANCIAL INFORMATION
MAY CONTACT:

Allan R. Landon
Vice Chairman, Chief Financial Officer
and Treasurer
Telephone: 808-538-4727

or

Investor Relations: 808-537-8430

BOH.COM
Information about Pacific Century Financial Corporation and its principal subsidiary, Bank of Hawaii, as well as economic information on the markets we serve can be found online at boh.com. The website is rich, versatile and easy to navigate.

At our Investor Relations site, investors can access Pacific Century's stock quotes, historical stock charts, financial media releases, SEC filings and more. The e-mail alert listing enables them to be notified when announcements about Pacific Century are released.


Bank of Hawaii

PACIFIC CENTURY
FINANCIAL CORPORATION
P.O. BOX 2900
HONOLULU, HI 96846